SHEARMAN & STERLING

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114, AVENUE DES CHAMPS-ELYSÉES

75008 PARIS

33 01 53 89 70 00

TOQUE J006

FAX (33) 01 53 89 70 70

ABU DHABI
BEIJING
BRUSSELS
DÜSSELDORF
FRANKFURT
HONG KONG
LONDON
MANNHEIN
MENLO PARK
MUNICH
NEW YORK
PARIS
ROME
SAN FRANCISCO
SINGAPORE
TOKYO
TORONTO
WASHINGTON, D. C.

November 18, 2002

BY HAND DELIVERY

Securities and Exchange Commissio
Office of International Corporate Fin
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Air France
Information Pursuant to Rule 12g3-2(b)
File No. 82-5050

Dear Sir or Madam,

On behalf of Air France and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed a press release dated November 18, 2002, announcing Air France and Alitalia's cross-equity scheme.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (+33-1-53-89-70-00) should you have any questions.

Very truly yours,

Manuel A. Orillac

dlw 12/4

cc: Jean-Marc Bardy
Dominique Barbarin
Air France

AIR FRANCE

Information

Rome, Paris 18 November 2002

In accordance with the agreements signed in July 2001, Air France and Alitalia have decided to take the development of their alliance one step further.

The Boards of both airlines today approved the setting up of a cross-equity scheme of 2% in the capital of each partner. The two operations entail the purchase of shares on the stock market or negotiations of blocks of shares at market conditions, and will be finalized by the end of January 2003.

This cross-equity scheme, together with the existing reciprocal representation on their Boards of Directors, reflects the determination of Alitalia and Air France to build a long-term partnership.

Contact: Dominique Barbarin (33) 1 41 56 88 60 - dobarbarin@airfrance.fr
Website: www.airfrance-finance.com

SHEARMAN & STERLING
Avocats au Barreau de Paris

114, AVENUE DES CHAMPS-ELYSÉES
75008 PARIS
33 01 53 89 70 00

TOQUE J006
FAX (33) 01 53 89 70 70

ABU DHABI
BEIJING
BRUSSELS
DÜSSELDORF
FRANKFURT
HONG KONG
LONDON
MANNHEIN
MENLO PARK
MUNICH
NEW YORK
PARIS
ROME
SAN FRANCISCO
SINGAPORE
TOKYO
TORONTO
WASHINGTON, D.C.

November 14, 2002

BY HAND DELIVERY

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Air France
Information Pursuant to Rule 12g3-2(b)
File No. 82-5050

Dear Sir or Madam,

On behalf of Air France and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed a press release dated November 12, 2002, announcing financial results for the first half of the fiscal year.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (+33-1-53-89-70-00) should you have any questions.

Very truly yours,

Manuel A. Orillac

cc: Jean-Marc Bardy
Dominique Barbarin
Air France

AIR FRANCE

Information

Turnover

Roissy, 12 November 2002

FISCAL YEAR 2002-03

SECOND QUARTER (JULY-SEPTEMBER 2002)

- 0.9% increase in turnover despite the pilots' strike
- Substantial increase in cargo turnover (up 6.8%)

FIRST HALF YEAR (APRIL-SEPTEMBER 2002)

- Nearly stable turnover at 6.55 billion euros
- Resilient yield

Consolidated turnover

(in million euros)	2nd quarter to 30 September 2002	2nd quarter to 30 September 2001	Change	First half-year to 30 September 2002	First half-year to 30 September 2001	Change
Scheduled passenger	2,505	2,476	+1.2%	5,059	5,045	+0.3%
Other passenger revenues	209	232	-9.9%	411	483	-14.9%
Total passenger	**2,714**	**2,708**	**+0.2%**	**5,470**	**5,528**	**-1.0%**
Cargo	310	279	+11.1%	643	596	+7.9%
Other cargo revenues	37	46	-19.6%	80	99	-19.2%
Total cargo	**347**	**325**	**+6.8%**	**723**	**695**	**+4.0%**
Maintenance	138	136	+1.5%	287	281	+2.1%
Other	37	38	-2.6%	71	77	-7.8%
Total turnover	**3,236**	**3,207**	**+0.9%**	**6,551**	**6,581**	**-0.5%**

Contact: Dominique Barbarin (33) 1 41 56 88 60 - dobarbarin@airfrance.fr
web site: www.airfrance-finance.com

2nd quarter ending 30 September 2002: turnover up 0.9% in spite of the pilots' strike

In a still difficult economic climate, and despite the sharp fall in the dollar, Air France posted a a slight increase of 0.9% in turnover, which attained 3.24 billion euros, primarily thanks to:

- the resilience of its scheduled passenger traffic (up 1.2%),
- and a significant growth in its cargo traffic (up 11.1%).

Furthermore, the pilots' strike from 6 to 9 September had a negative impact on turnover of an estimated 80 million euros, 71 million for passenger operations and 9 million for cargo.

Other passenger revenues dropped by 9.9%, which is mainly attributable to the replacement of seat block sales with Delta by a commission-based system (free flow). On the other hand, this is offset in operating expenditure, with the reduction in seat-block purchases.

- **Passenger operations**

	2nd quarter to		
	30/09/2002	**30/09/2001**	**Change**
Total consolidated passenger turnover (en €m)	2,714	2,708	+0.2%
Consolidated scheduled passenger turnover (in €m)	2,505	2,476	+1.2%
Group unit revenue per ASK (in euro cents)	7.39	7.48	-1.1%
Group yield per RPK (in euros cents)	9.48	9.51	-0.3%

The 1.2% growth in the Air France Group's scheduled passenger turnover is in line with the 1.1% increase in traffic and 1.8% increase in capacity, with a load factor of 78% (down 0.6 points). Air France (parent company) posted a turnover of 2.3 billion euros (down 0.5%) and regional subsidiaries a turnover of 189 million euros (up 19.3%).

The Group's unit revenue (RASK) grew by 1.1% excluding currency (2.8%) and network mix (0.6%) effects. After factoring in these adjustments, the Group's yield per revenue passenger-km rose by 1.9%.

The performance by network was as follows:

	Capacity (ASK)	**Traffic (RPK)**	**Turnover**
Long-haul	+3.3%	+2.3%	+4.6%
International medium-haul	-0.3%	+1.2%	+1.0%
Domestic medium-haul	-4.3%	-8.5%	-8.3%
Total	**+1.8%**	**+1.1%**	**+ 1.2%**

- **Cargo operations**

The 2nd quarter featured a strong performance in cargo. Due to the dynamic growth of the Asia and Africa/Middle East networks, traffic rose by 9.6% for a 6.4% increase in capacity. The load factor reached 63.3%, gaining 1.8 points.

	2nd quarter to		
	30/09/2002	30/09/2001	Change
Total cargo turnover (in €m)	347	325	+ 6.8%
Scheduled cargo turnover (in €m)	310	279	+ 11.1%
Unit revenue per ATK (in € cents)	14.76	14.13	+ 4.5%
Yield per RTK (in € cents)	23.31	22.98	+ 1.4%

Total cargo turnover stood at 347 million euros, up 6.8%. Scheduled cargo revenues increased by 11.1% to 310 million euros.

Unit revenue per available tonne-km (RATK) increased by 4.5% and by 9.3% excluding the currency effect.

- **Other operations**

Maintenance revenues amounted to 138 million euros, up 1.5%. Other revenues dropped 2.6% to 37 million euros.

1st half-year to 30 September 2002: almost stable turnover

Consolidated turnover for the first half-year stood at 6.55 billion euros, representing a limited drop of 0.5%, mainly resulting from:
- resilient scheduled passenger traffic (up 0.3%)
- a 7.9% increase in cargo traffic
- the fall in value of the dollar and yen
- the drop in other revenues due to the changeover to the commission-based system with Delta.

Loss of revenue due to the European air traffic controllers' strike in June and the pilots' strike in September was estimated at 98 million euros.

- **Passenger operations**

	1st half-year to		
	30/09/2002	30/09/2001	Change
Total consolidated passenger turnover (en €m)	5,470	5,528	- 1.0%
Consolidated scheduled passenger turnover (in €m)	5,059	5,045	+ 0.3%
Group unit revenue per ASK (in euro cents)	7.58	7.59	-0.2%
Group yield per RPK (in euros cents)	9.80	9.66	+1.5%

The Group recorded a 1.2% drop in traffic over the first half-year for a 0.4% increase in capacity. The load factor stood at 77.3%, down 1.3 points.

Total passenger turnover stood at 5.47 billion euros (down 1.0%) including 413.4 million euros for regional subsidiaries (up 14.4%).

Consolidated scheduled passenger turnover remained stable at 5.06 billion euros (up 0.3%) including:
- 4.6 billion euros (down 1.0%) for Air France (parent company)
- and 397 million euros (up 16.6%) for regional subsidiaries

The Group's unit revenue per available seat-km (RASK) was stable (down 0.2%) and even increased by 0.7% after factoring in currency (1.5%) and network mix (0.7%) effects. Group yield per revenue passenger-km (RRPK) rose by 1.5% and by 2.3% after factoring in currency and network mix effects.

The performance per network was as follows:

	Capacity (ASK)	Traffic (RPK)	Turnover
Long-haul	+1.2%	-0.3%	+4.4%
International medium-haul	-0.7%	+0.1%	+0.5%
Domestic medium-haul	-2.9%	-9.8%	-10.2%
Total	**+0.4%**	**-1.2%**	**+0.3%**

- **Cargo activity: good performance on Asian network**

Cargo traffic over the first half-year rose by 7.0% for a 4.8% increase in capacity. The load factor attained 64.0%, up 1.3 points.

	1st half-year to		
	30/09/2002	**30/09/2001**	**Change**
Total cargo turnover (in €m)	723	695	+ 4.0%
Scheduled cargo turnover (in €m)	643	596	+ 7.9%
Unit revenue per ATK (in € cents)	15.14	14.71	+ 3.0%
Yield per RTK (in € cents)	23.66	23.47	+ 0.8%

Total cargo revenue came to 723 million euros, up 4.0%. Scheduled cargo turnover increased by 7.9% to 643 million euros.

Unit revenue per available tonne-km (RATK) increased by 3.0% and 6.6% excluding currency effects.

- **Other operations**

Maintenance revenue improved by 2.1% to reach 287 million euros. Other revenues dropped 7.8% to 71 million euros.

First half-year results

Despite the negative impact of the pilots' strike on the results, operating income before aircraft disposals will be higher than that of the same year-earlier period.
Given the first half results, and with no longer any deferred tax assets on 30 September 2002, Air France will write in a tax charge of 59 million euros, including 55 million in deferred taxes, in application of the accounting rule n°99-02.

STATISTICS

	Quarter ending 30 September			Half-year ending 30 September		
	2002	2001	Change	2002	2001	Change
Air France						
Passenger operations						
ASK (in millions)	32,614	32,190	+1.3%	64,321	64,453	-0.2%
RPK (in millions)	25,610	25,495	+0.4%	50,060	50,998	-1.8%
Load factor	78.5%	79.2%	-0.7 pt	77.8%	79.1%	-1.3 pt
RASK (in cts)	7.09	7.22	-1.9%	7.24	7.30	-0.8%
Exc. Currency & network mix			+1.0%			+0.4%
RRPK (in cts)	9.02	9.11	-1.0%	9.31	9.23	+0.9%
Exc. Currency & network mix			+1,8%			+2.1%
Cargo operations						
ATK (in millions)	2,097		+6.4%	4,239	4,046	+4.8%
RTK (in millions)	1,328		+9.6%	2,713	2,535	+7.0%
Load factor	63.3%		+1.8 pt	64.0%	62.7%	+1.3 pt
RATK (in cts)	14.76	14.13	+4.5%	15.14	14.71	+3.0%
Exc. Currency			+9.3%			+6.6%
RRTK (in cts)	23.31	22.98	+1.4%	23.66	23.47	+0.8%
Air France Group						
Passenger operations						
ASK (in millions)	33,806	33,195	+1.8%	66,717	66,472	+0.4%
RPK (in millions)	26,366	26,092	+1.1%	51,570	52,216	-1.2%
Load factor	78.0%	78.6%	-0.6 pt	77.3%	78.6%	-1.3 pt
RASK (in cts)	7.39	7.48	-1.1%	7.58	7.59	-0.2%
Exc. Currency & network mix			+1.1%			+0.7%
RRPK (in cts)	9.48	9.51	-0.3%	9.80	9.66	+1.5%
Exc. Currency & network mix			+1.9%			+2.3%

Key dates

- 18 November 2002: publication of the press release on the first half-year results for fiscal 2002-03 after closure of the stock exchange.

- 19 November 2002: Analysts' meeting at 3:00 pm (London time) at Butchers Hall.

  Those who are unable to attend the meeting can follow the live webcast of the presentation in London to be held on the same day at 3:00 pm (London time):
  - Internet address: http://62.23.9.82/airfrance/H1 (password: AFRH1)
  - Conference call number: 00 44 208 781 0563 (password: Air France)

A recording of the Paris and London presentations will be available on the website www.airfrance-finance.com as from 20 November.

For any further information, please go to the "Investor's Guide" (Diary & Practical Tips) at www.airfrance-finance.com.

Contact: Dominique Barbarin (33) 1 41 56 88 60 - dobarbarin@airfrance.fr
web site: www.airfrance-finance.com